Ernst & Young LLP


November 5, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

We have read Item 4 of Form 8-K dated November 1, 1996 of Wolohan Lumber Co. and are in agreement with the statements contained in the second and third paragraphs, and the first sentence of the fourth paragraph on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.


/s/ Ernst & Young LLP